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                          November 19, 2020

       David L. Lucchino
       President and Chief Executive Officer
       Frequency Therapeutics, Inc.
       19 Presidential Way, 2nd Floor
       Woburn, MA 01801

                                                        Re: Frequency
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 16,
2020
                                                            File No. 333-250099

       Dear Mr. Lucchino:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nathan Ajiashvili, Esq.